
March 1, 2013

<u>Via Facsimile</u>
Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

      Re: **General Mills, Inc.**
              Form 10-K for the Fiscal Year Ended May 27, 2012
              Filed July 3, 2012
              File No. 1-01185

Dear Mr. Mulligan:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about any contacts with Iran, Syria, or Cuba since your letter to us of April 15, 2010, including through your Cereal Partners Worldwide joint venture with Nestle S.A. As you are aware, Iran, Syria and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your website currently states that your products are sold in Syria; a 2010 news article reports that you have 6 licenses for Iran; and a recent sector capsule for breakfast cereals in Iran reports market share information for NestleIran PJS Co. and Cereal Partners Worldwide. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Cuba since your prior letter, whether through subsidiaries, joint ventures, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided to

those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments. We also note that your website references General Mills Middle East and North Africa. Sudan, located in North Africa, is also deemed a state sponsor of terrorism. Please provide the same information for any contacts with Sudan.

2. Please discuss the materiality of your contacts with Iran, Syria, Cuba and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Donal L. Mulligan
General Mills, Inc.
March 1, 2013
Page 3

     Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance